SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                              ---------------

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                                HASBRO, INC.
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           (Exact name of registrant as specified in its charter)

          Rhode Island                          05-0155090
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      (State of Incorporation                  (IRS Employer
          or Organization)                   Identification No.)


    1027 Newport Avenue, Pawtucket, Rhode Island           02861
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    (Address of principal executive offices)             (Zip Code)


   If this form relates to the              If this form relates to the
   registration of a class of               registration of a class of
   securities pursuant to                   securities pursuant to
   Section 12(b) of the Exchange            Section 12(g) of the Exchange
   Act and is effective pursuant            Act and is effective pursuant
   to General Instruction A.(c),            to General Instruction A.(d),
   please check the following               please check the following
   box. (X)                                 box. ( )


 Securities Act registration statement file number to which this form
 relates:            N/A
          ------------------------
              (If applicable)

 Securities to be registered pursuant to Section 12(b) of the Act:

                                        Name of each exchange
        Title of each class             on which each class
        to be so registered             is to be registered
        -------------------             ---------------------
     Preference Stock Purchase          New York Stock Exchange, Inc.
     Rights (Pursuant to Rights
     Agreement dated as of
     June 16, 1999)

 Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
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                              (Title of Class)



 ITEM 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED.

           On June 16, 1999, the Board of Directors of Hasbro, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, par value $.50 per share, of the Company ("Common Stock"). The distribution is payable to the shareholders of record at the close of business on June 30, 1999. Each Right entitles the registered holder to purchase from the Company one ten-thousandth of a share of a new series of the Company's preference stock designated as Series C Junior Participating Preference Stock ("Preference Stock") at a price of $140.00 per one ten-thousandth of a share, subject to adjustment under certain circumstances (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and BankBoston, N.A., as Rights Agent (the "Rights Agent").

           Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preference Stock will be issued.

           The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (Boston, Massachusetts time) on June 30, 2009 (the "Expiration Date"), unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

           As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

           In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock determined by at least a majority of the independent directors to be at a price which is fair and not inadequate and to otherwise be in the best interests of the Company and its shareholders, after receiving advice from one or more investment banking firms (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

           For example, at a Purchase Price of $140.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $280.00 worth of Common Stock (or other consideration, as noted above) for $140.00. Assuming that the Common Stock had a per share value of $35.00 at such time, the holder of each valid Right would be entitled to purchase 8 shares of Common Stock for $280.00.

           In the event that, on or at any time after a Stock Acquisition Date, the Company (i) engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and any shares of the Company's Common Stock are changed into or exchanged for other securities or assets or (iii) 50% or more of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole) are sold or transferred, each holder of a Right (except Rights that have previously been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring Company which at the time of such transaction would have a market value (determined as provided in the Rights Agreement) of two times the Purchase Price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

           At any time prior to the earlier of the close of business on the tenth business day after a Stock Acquisition Date or the Final Expiration Date, the Company may redeem the rights in whole, but not in part, at a price of $.01 per Right, payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors (the "Redemption Price"). Promptly upon the action of the Board of Directors of the Company electing to redeem the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The foregoing notwithstanding, in the event that a majority of the Board of Directors of the Company is elected by shareholder action by written consent, or is comprised of persons elected at a meeting of shareholders who were not nominated by the Board of Directors in office immediately prior to such meeting, then the Rights shall not be redeemed if such redemption is reasonably likely to have the purpose or effect of allowing any person to become an Acquiring Person or otherwise facilitate the occurrence of a Triggering Event or transaction with an Acquiring Person, for a period of one hundred eighty (180) days following the effectiveness of such election.

           At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which shall have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock, or one ten-thousandth of a share of Preference Stock (or of a share of a class or series of the Company's preference stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

           Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

           Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

            Each share of Common Stock of the Company outstanding at the close of business on June 30, 1999, will receive one Right. So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Sixty thousand shares of Preference Stock are initially reserved for issuance upon exercise of the Rights.

           The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its shareholders.
 The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

           The Rights Agreement, dated as of June 16, 1999, between the Company and BankBoston, N.A., as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

 ITEM 2.   EXHIBITS.

      1 Rights Agreement, dated as of June 16, 1999, between Hasbro, Inc. and BankBoston, N.A., as Rights Agent, including the form of Certificate of Designations for the Series C Junior Participating Preference Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preference Stock as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement) (Incorporated by reference to Exhibit No. 4 to the Current Report on Form 8-K of Hasbro, Inc. dated June 16, 1999).



                                 SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

 Dated: June 24, 1999               HASBRO, INC.


                                    By: /s/ Phillip H. Waldoks
                                        ------------------------------
                                        Name:  Phillip H. Waldoks
                                        Title: Senior Vice President -
                                               Corporate Legal Affairs
                                               and Secretary




                               EXHIBIT INDEX


 Exhibit    Description                                             Page
 -------    -----------                                             ----
    1       Rights Agreement, dated as of June 16, 1999,
            between Hasbro, Inc. and BankBoston, N.A., as
            Rights Agent, including the form of Certificate of Designations for the Series C Junior
            Participating Preference Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preference
            Stock as Exhibit C.  Pursuant to the Rights
            Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement)
            (Incorporated by reference to Exhibit No. 4 to the Current Report on Form 8-K of Hasbro, Inc.
            dated June 16, 1999).